The DropKey App and the Pop-up Studio In A Bag tagged products from their **shop**.
Published by IG DropKey Studio In a Bag · 20h · Instagram ·

Invest in DropKey!
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https://wefunder.com/dropkey
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Read important disclosure here: https://dropkey.com/disclosure



dropkey®
WORLD'S #1 BEST-SELLING
100% PORTABLE
CONTENT CREATION ECOSYSTEM
with MediaBook®
SUCCESSFULLY FUNDED BY
PROJECT WE LOVE KICKSTARTER

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The DropKey® Pop-up Studio in...
$829>

DropKey® Pop-up Studio in a Bag®...
$1,999>

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